UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-12477

Amgen Inc.

(Exact name of registrant as specified in its charter)

One Amgen Center Drive, Thousand Oaks, California 91320-1799, (805) 447-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Contractual contingent payment rights arising from the purchase of Class A and Class B limited partnership interests of Amgen Clinical Partners, L.P.

(Title of each class of securities covered by this Form)

Common Stock, $0.0001 par value; preferred share purchase rights

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Amgen Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2006	By:	/s/ David J. Scott
David J. Scott Senior Vice President, General Counsel and Secretary